Filed by Gyrodyne Company of America, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Gyrodyne, LLC

Commission File No.: 333-191820

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  August 12, 2014

GYRODYNE COMPANY OF AMERICA, INC.

 (Exact name of Registrant as Specified in its Charter)

New York	000-01684	11-1688021
(State or other jurisdiction	(Commission File	(I.R.S. Employer
of incorporation)	Number)	Identification No.)

ONE FLOWERFIELD

SUITE 24

ST. JAMES, NEW YORK 11780

 (Address of principal executive

offices) (Zip Code)

(631) 584-5400

Registrant’s telephone number,

including area code

N/A

 (Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17  CFR 240.14d-2(b))

[ ]  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On August 12, 2014, Gyrodyne Company of America, Inc. (the “Company”) issued a press release announcing the postponement of the special meeting of holders of Company common stock previously scheduled for August 14, 2014. The rescheduled special meeting will be held on August 27, 2014 at Flowerfield Celebrations, Mills Pond Road, Saint James, New York 11780. The record date for the special meeting will remain June 30, 2014. A copy of the press release is attached hereto as an exhibit and incorporated in its entirety herein by reference.

Forward-Looking Statement Safe Harbor

The statements made in this Form 8-K that are not historical facts that constitute "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995, and Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, which can be identified by the use of forward-looking terminology such as "may," "will," "anticipates," "expects," "projects," "estimates," "believes," "seeks," "could," "should," or "continue," the negative thereof, other variations or comparable terminology as well as statements regarding the evaluation of strategic alternatives. Important factors, including certain risks and uncertainties, with respect to such forward-looking statements that could cause actual results to differ materially from those reflected in such forward-looking statements include, but are not limited to, risks associated with the Company’s ability to implement the tax liquidation, plan of liquidation or the plan of merger, the risk that the proceeds from the sale of the Company’s assets may be substantially below the Company’s estimates, the risk that the proceeds from the sale of our assets may not be sufficient to satisfy the Company’s obligations to its current and future creditors, the risk of shareholder litigation against the tax liquidation, the plan of liquidation or the plan of merger and other unforeseeable expenses related to the proposed liquidation, the tax treatment of condemnation proceeds, the effect of economic and business conditions, including risks inherent in the real estate markets of Suffolk and Westchester Counties in New York, Palm Beach County in Florida and Fairfax County in Virginia, risks and uncertainties relating to developing the Company’s undeveloped property in St. James, New York and other risks detailed from time to time in the Company’s SEC reports.

Important Information for Investors and Shareholders

This communication does not constitute a solicitation of any vote or approval. The plan of merger will be submitted to the Company’s shareholders for their consideration and vote at the special meeting, which will be held on August 27, 2014. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND RELATED DOCUMENTS CAREFULLY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other documents containing other important information about the Company and Gyrodyne, LLC filed or furnished to the SEC (when they become available) may be read and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by the Company or Gyrodyne, LLC may be obtained without charge. In addition, investors and shareholders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made in writing by regular mail by contacting the Company at the following address: One Flowerfield, Suite 24, St. James, NY 11780, Attention: Investor Relations. The Joint Proxy Statement/Prospectus also is available on the Company’s web site located at www.gyrodyne.com.

The Company and its directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding the Company's directors and executive officers and their ownership of the Company’s common stock is available in the Joint Proxy Statement/Prospectus. Other information regarding the interests of such individuals as well as information regarding the Company’s directors and officers is available in the Joint Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GYRODYNE COMPANY OF AMERICA, INC.

By:	/s/ Frederick C. Braun III
Frederick C. Braun III
President and Chief Executive Officer

Date:  August 12, 2014

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release issued by Gyrodyne Company of America, Inc. on August 12, 2014.